2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING INVITATION TO ANNUAL AND SPECIAL GENERAL MEETING

June 15, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") would like to cordially invite all to attend the Company’s Annual and Special General Meeting to be held in Vancouver on June 18, 2007 at 2:00 p.m. PST.

Location:    Four Seasons Hotel – Oak Room
791 West Georgia Street
Vancouver, B.C.

Following the meeting, Mr. Karl-Axel Waplan, President and CEO of Lundin Mining, will give a presentation on the current activities of the Company.

On Behalf of the Board,

Colin K. Benner
Vice-Chairman

For further information, please contact:

Sophia Shane, Investor Relations, North America: 1-604-689-7842